Exhibit 99.1

Nano Dimension’s Revenue Increased by 107% in 9 Months and

by 206% in 3 Months Ended 09/30/2021, Compared to 09/30/2020;

65% Increase Over Q2/2021

With CEO Letter to Shareholders and Conference call to be held today at 9:00 a.m. EST

Sunrise, Florida, November 24, 2021 (GLOBE NEWSWIRE) - Nano Dimension Ltd. (“Nano Dimension” or the “Company”) (Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), today announced financial results for the third quarter ended September 30, 2021.

Nano Dimension reported revenues of $1,340,000 and $2,962,000 for the third quarter and nine-month periods ended September 30, 2021, respectively, compared to revenues of $438,000 and $1,428,000 for the third quarter and nine-month periods ended September 30, 2020, respectively. The Company ended the quarter with a cash and deposits balance of $1,385,391,000 (including short-term unrestricted bank deposits). Total operating loss for the third quarter was $24,507,000 (including approximately $12,521,000 of non-cash share-based compensation plus depreciation and amortization expenses).

CEO MESSAGE TO SHAREHOLDERS:

Mr. Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension, commented:

“Our revenue for the nine months ended September 30, 2021, was up by more than 107% compared to the same period in 2020, with an increase of 65% in quarter-over-quarter (compared to the second quarter of 2021). While this is a substantial early indication of the build-up of our sales and marketing network, as I’ve mentioned before, these results are not necessarily a comprehensive attestation of the status of the company. Our business is positively affected by sporadic yet repetitive adjustments of the relevant industrial communities toward a ‘living with Covid-19 mentality.’ Encouraging as they are, our revenue numbers are still too small in absolute magnitude to derive any meaningful conclusions.

“More important is the introduction of our new DragonFly IV system, combined with the efficiency-enhancing FLIGHT Software package. Both were introduced last week at the strategically important Productronica trade show in Munich, Germany, which resumed after a two-year hiatus resulting from the Covid-19 shutdowns.

“DragonFly IV is a unique and innovative, first-to-market Dielectric & Conductive-Materials Additive Manufacturing System for the fabrication of High-Performance Electronic Devices (Hi-PEDs®) by depositing layers of proprietary materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electro-mechanical components. DragonFly IV delivers improved accuracy of traces, spacing, and vias, improved high end printed circuit board (PCB) quality and the ability to design and produce 3D Hi-PEDs® in a one-step production process. New capabilities include integration with Nano Dimension’s new FLIGHT software, integration of 3D elements in PCB, 3D designed Hi-PEDs®, support of HDI level elements, 75µm traces; 100µm spacing; 150µm via, enhanced print quality, yield optimization with predictable conductivity and low thickness variation <5%.

“No less important is our announcement from early November regarding the acquisition of Essemtec AG from Lucerne, Switzerland. Essemtec’s product portfolio is comprised of production equipment for placing and assembling electronic components on printed circuit boards. The products are leaders in adaptive highly flexible surface mount technology (SMT) pick-and-place equipment, sophisticated dispenser suitable for both high-speed and micro-dispensing, and intelligent production material storage and logistic system. The systems are equipped with a software package which makes extensive and efficient material management possible. Essemtec’s products portfolio will continue to be available to the thousands of organizations that have called themselves a customer of Essemtec, while also being integrated with additive 3D-printing technologies, becoming part of the AME revolution that Nano Dimension is driving with its existing product line.”

“In summary”, added Mr. Stern, “Within the foreseeable future, our three business development pillars:

●	Synergetic mergers and acquisitions (M&A),

●	Accelerated research and development (R&D), and

●	Revolution in go-to-market efforts

are planned to converge and are designed to fuel a mutually accelerated scalable growth. The companies we have acquired as well as future potential M&A targets are analyzed based on their ability to drive R&D efforts in ways not otherwise possible. Additionally, they are chosen based on their expected amalgamation with the marketing channels of the products we develop, contributing to the market presence we need in order to maximize our success. In parallel, we have planned and are currently executing and hoping to surpass any present solutions for ‘robotic brains’ in manufacturing, material technologies and 3D-printing performance. Those, in turn, are aimed to create a business-disruptive set of inflection points. While, as usual, there is no guaranty for the timing thereof, these milestones will hopefully cause an increase of value by step functions and create an exceptional time-weighted return on investment for all our long-term investors,” Mr. Stern concluded.

Third Quarter 2021 Financial Results

●	Total revenues for the third quarter of 2021 were $1,340,000, compared to $811,000 in the second quarter of 2021, and $438,000 in the third quarter of 2020. The increase is attributed to more sales of DragonFly systems in the third quarter of 2021, as well as revenues generated by Fabrica 2.0 machines.

●	Research and development (R&D) expenses for the third quarter of 2021 were $13,726,000, compared to $9,129,000 in the second quarter of 2021, and $2,556,000 in the third quarter of 2020. The increase compared to both the second quarter of 2021 and the third quarter of 2020 is attributed to an increase in payroll and related expenses, as well as an increase in materials, subcontractors, depreciation, and share-based payment expenses, as the Company is enhancing its R&D and product development efforts. The R&D expenses for the third quarter of 2021 include approximately $7,338,000 of non-cash share-based compensation plus depreciation expenses.

●	Sales and marketing (S&M) expenses for the third quarter of 2021 were $6,301,000, compared to $6,009,000 in the second quarter of 2021, and $2,475,000 in the third quarter of 2020. The increase compared to the second quarter of 2021 is attributed to an increase in share-based payment expenses. The increase compared to the third quarter of 2020 is attributed to an increase in payroll and related expenses, as well as an increase in marketing and promotion and share-based payment expenses.

●	General and administrative (G&A) expenses for the third quarter of 2021 were $4,843,000, compared to $4,906,000 in the second quarter of 2021, and $14,805,000 in the third quarter of 2020. The decrease compared to the second quarter of 2021 is attributed to a decrease in professional services expenses. The decrease compared to the third quarter of 2020 is attributed to a decrease in share-based payment expenses.

●	Net loss for the third quarter of 2021 was $18,237,000, or $0.07 per share, compared to $13,602,000, or $0.05 per share, in the second quarter of 2021, and $20,716,000, or $0.45 per share, in the third quarter of 2020.

Nine Months Ended September 30, 2021 Financial Results

●	Total revenues for the nine months ended September 30, 2021, were $2,962,000, compared to $1,428,000 in the nine months ended September 30, 2020. The increase is attributed to more sales of DragonFly systems in the third quarter of 2021, as well as revenues generated by Fabrica 2.0 machines.

●	R&D expenses for the nine months ended September 30, 2021, were $26,587,000, compared to $6,153,000 in the nine months ended September 30, 2020. The increase is attributed to an increase in payroll and related expenses, as well as an increase in materials, subcontractors, depreciation, and share-based payment expenses, as the Company is enhancing its R&D and product development efforts. The R&D expenses for the nine months ended September 30, 2021 include approximately $13,817,000 of non-cash share-based compensation plus depreciation expenses.

●	S&M expenses for the nine months ended September 30, 2021, were $15,023,000, compared to $4,224,000 in the nine months ended September 30, 2020. The increase is mainly attributed to an increase in payroll and related expenses, as well as an increase in marketing and promotion and share-based payment expenses.

●	G&A expenses for the nine months ended September 30, 2021, were $13,174,000, compared to $16,748,000 in the nine months ended September 30, 2020. The decrease is mainly attributed to a decrease in share-based payment expenses, which is partially offset by an increase in professional services expenses.

●	Net loss for the nine months ended September 30, 2021, was $41,153,000, or $0.17 per share, compared to $31,055,000, or $1.11 per share, in the nine months ended September 30, 2020.

Balance Sheet Highlights

●	Cash and cash equivalents, together with short-term bank deposits, totaled $1,385,391,000 as of September 30, 2021, compared to $670,934,000 as of December 31, 2020. The increase compared to December 31, 2020, mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares, less cash used in operations, during the nine months ended September 30, 2021.

●	Total equity totaled $1,495,236,000 as of September 30, 2021, compared to $667,116,000 as of December 31, 2020.

Conference call information

The Company will host a conference call to discuss these financial results today, November 24, 2021, at 9:00 a.m. EST (4:00 p.m. IST). U.S. Dial-in Number: 1-866-744-5399, Israel Dial-in Number: 972-3-9180692. Webcast link:  https://Veidan.activetrail.biz/nanodimensionq3-2021. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and- presentations.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses the benefits and advantages of DragonFly IV system, that Essemtec’s portfolio of products will continue to be available to their customers, while also being part of the AME revolution that the Company is driving with its existing technology, the potential for completion of and benefits from any additional M&A transactions, future performance of our solutions, potential achievement of future milestones and the potential increase of value by step functions and returns on investment. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

Unaudited Consolidated Statements of Financial Position as at

	September 30,		December 31,
	2021	2020	2020
(In thousands of USD)
Assets
Cash and cash equivalents	1,127,778	21,020	585,338
Bank deposits	257,613	16,300	85,596
Restricted deposits	165	60	62
Trade receivables	1,223	568	713
Other receivables	3,459	661	1,126
Inventory	4,035	4,032	3,314
Total current assets	1,394,273	42,641	676,149

Bank deposits	-	8,400	-
Restricted deposits	483	379	406
Property plant and equipment, net	7,523	4,735	5,092
Right of use asset	4,869	2,478	3,169
Intangible assets	116,767	4,633	4,440
Total non-current assets	129,642	20,625	13,107
Total assets	1,523,915	63,266	689,256

Liabilities
Trade payables	1,796	842	776
Other payables	7,970	4,420	5,910
Financial derivatives	4,775	-	-
Total current liabilities	14,541	5,262	6,686

Liability in respect of government grants	1,910	883	850
Lease liability	3,577	1,829	2,618
Deferred tax liabilities	3,128	-	-
Liability in respect of warrants and rights of purchase	5,523	2,601	11,986
Total non-current liabilities	14,138	5,313	15,454
Total liabilities	28,679	10,575	22,140

Equity
Non-controlling interests	572	-	-
Share capital	386,372	66,252	257,225
Share premium and capital reserves	1,257,980	77,535	518,426
Treasury shares	(1,509)	(1,509)	(1,509)
Presentation currency translation reserve	1,431	1,431	1,431
Accumulated loss	(149,610)	(91,018)	(108,457)
Total equity	1,495,236	52,691	667,116
Total liabilities and equity	1,523,915	63,266	689,256

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the Year ended December 31,
	2021	2020	2021	2020	2020

Revenues	2,962	1,428	1,340	438	3,399

Cost of revenues	1,380	890	696	301	1,563

Cost of revenues - amortization of intangible	772	579	281	193	771

Total cost of revenues	2,152	1,469	977	494	2,334

Gross profit (loss)	810	(41)	363	(56)	1,065

Research and development expenses, net	26,587	6,153	13,726	2,556	9,878

Sales and marketing expenses	15,023	4,224	6,301	2,475	6,597

General and administrative expenses	13,174	16,748	4,843	14,805	20,287

Operating loss	(53,974)	(27,166)	(24,507)	(19,892)	(35,697)

Finance income	13,065	171	6,036	41	446

Finance expense	910	4,060	282	865	13,243

Total comprehensive loss	(41,819)	(31,055)	(18,753)	(20,716)	(48,494)

Taxes on income	648	-	498	-	-

Total comprehensive loss after tax	(41,171)	(31,055)	(18,255)	(20,716)	(48,494)

Total comprehensive loss attributable to:

Non-controlling interests	(18)	-	(18)	-	-

Owners of the Company	(41,153)	(31,055)	(18,237)	(20,716)	(48,494)

Basic loss per share (after 1:50 reverse split effective June 29, 2020)	(0.17)	(1.11)	(0.07)	(0.45)	(1.13)

Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Attributable to owners of the Company
	Share capital	Share premium and capital reserves	Treasury shares	Presentation currency translation reserve	Accumulated loss	Total	Non-controlling interests	Total equity

For the nine months ended September 30, 2021:
Balance as of January 1, 2021	257,225	518,426	(1,509)	1,431	(108,457)	667,116	-	667,116
Issuance of ordinary shares, net	123,222	711,844	-	-	-	835,066	-	835,066
Exercise of warrants and options	5,925	(2,944)	-	-	-	2,981	-	2,981
Share-based payments	-	30,654	-	-		30,654	-	30,654
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	590	590
Net loss	-	-	-	-	(41,153)	(41,153)	(18)	(41,171)
Balance as of September 30, 2021	386,372	1,257,980	(1,509)	1,431	(149,610)	1,494,664	572	1,495,236

For the three months ended September 30, 2021:
Balance as of July 1, 2021	386,003	1,248,164	(1,509)	1,431	(131,373)	1,502,716	-	1,502,716
Exercise of options	369	(369)	-	-	-	-	-	-
Share-based payments	-	10,185	-	-	-	10,185	-	10,185
Investment of non-controlling party in subsidiary	-	-	-	-	-	-	590	590
Net loss	-		-	-	(18,237)	(18,237)	(18)	(18,255)
Balance as of September 30, 2021	386,372	1,257,980	(1,509)	1,431	(149,610)	1,494,664	572	1,495,236